POLAR POWER, INC. 249 E. Gardena Boulevard Gardena, CA 90248

December 2, 2016

VIA EDGAR

Ms. Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Polar Power, Inc.
Registration Statement on Form S-1, as amended
Filed November 30, 2016
File No. 333-213572

Dear Ms. Ravitz:

Pursuant to Rule 461 of the United States Securities Act of 1933, as amended, Polar Power, Inc., a California corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will be declared effective on December 6, 2016 at 5:00 p.m. Eastern Time. Please notify our attorney, Larry A. Cerutti, Esq., by phone at (949) 622-2710 of the date and time that the Registration Statement has been declared effective.

Very truly yours, Polar Power, Inc. By: /s/ Arthur D. Sams Arthur D. Sams President and Chief Executive Officer